January 29, 2025

Jason Coloma, Ph.D.
Chief Executive Officer
Maze Therapeutics, Inc.
171 Oyster Point Blvd.
Suite 300
South San Francisco, CA 94080

       Re: Maze Therapeutics, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 27, 2025
           File No. 333-284164
Dear Jason Coloma Ph.D.:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Recent Developments
Preliminary financial results, page 8

1.     We note the revisions regarding your estimated cash of $196.8 million as of
       December 31, 2024 as part of your preliminary financial results, which increased from
       $149.6 million as of September 30, 2024. Tell us how you considered the need for disclosure that balances the increase in cash experienced during the quarter ended
       December 31, 2024. For example, please revise to quantify total liabilities and total
       stockholders    deficit as of the same date.
Item 16. Exhibits and financial statement schedules., page II-4

2. In your next amendment to the registration statement, please ensure the auditor consent references the correct Form S-1 (i.e. Amendment #1 to Form S-1). January 29, 2025
Page 2

3. Please file the employment agreement with Courtney Phillips as an exhibit to your registration statement or otherwise advise. Refer to Item 601(b)(10) of Regulation S-
       K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Suzanne Hayes at 202-551-
3675 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Amanda Rose